Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kribi Coffee Company
536 N. Oak Park Avenue
Oak Park, IL 60302
www.kribicoffee.com

Up to $1,000,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kribi Coffee Company
Address: 536 N. Oak Park Avenue, Oak Park, IL 60302
State of Incorporation: DE
Date Incorporated: January 08, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 200,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $500 within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest $500 within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest $300 within the first 7 days and receive 5% bonus shares

<u>Amount-Based:</u>

$500+ | Bronze Investor

Invest $500+ and receive a free bag of Mount Oku coffee

$1,000+ | Silver Investor

Invest $1,000+ and receive 5% discount on products or merchandise bought on the website (ONE TIME) + (1) free bag of Mount Oku coffee

$2,500+ | Gold Investor

Invest $2,500+ and receive 10% discount on products or merchandise bought on the website (ONE TIME) + (2) free bags of Mount Oku coffee

$5,000+ | Platinum Investor

Invest $5,000+ and receive 10% discount on products or merchandise bought on the website (ONE TIME) + (3) free bags of Mount Oku coffee + 5% bonus shares

$10,000+ | Diamond Investor

Invest $10,000+ and receive 20% discount on products or merchandise bought on the website (ONE TIME) + Investor's Goodie Bag (5 items) + 10% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Kribi Coffee Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $105.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $10,518. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Kribi Coffee Company ("Kribi" or the "Company") sources green coffee beans from many coffee regions across the world with a focus on Cameroon and other African countries. The Company roasts the coffee using a patented air roaster technology that results in fresher, less bitter, and better-tasting coffee.

The Company's flagship coffee shop is located in Forest Park, IL. A second location was opened on October 17, 2022. The Company's air-roasted coffee is sold at retail as well as through an e-commerce website and ships nationwide. Kribi Coffee also offers private/white-label coffee services to other businesses including big box retail stores, other coffee shops and upscale restaurants. The Company's warehouse is located in Elmhurst, IL.

Patent: The patent was issued July 2016 and is held by Java Master International, LLC ("JMI"). Jacques E. Shalo served as the CEO of JMI from 2016-2020. During his watch, he lead the engineering team that filed and was awarded the patent. Kribi Coffee Company has exclusive Midwestern rights to distribute and exploit the patented technology.

Kribi Coffee Company was initially organized as Counter Coffee, LLC, an Illinois limited liability company on January 8, 2019, and converted to an Illinois corporation on October 27, 2020.

Competitors and Industry

<u>Industry</u>

Coffee is one of the largest traded commodities in the world. The global specialty coffee market size is predicted to reach over USD 117.89 billion by 2028 according to Adroit Market Research.* The business of coffee is broken down into five major categories that represent the value chain: Growers, Traders, Shippers, Roasters and Retailers. The latter two groups earn the most in the value chain. This is so because roasting is the process that transforms the green beans into aroma-filled coffee which is ground to brew the coffee.

Competition

Dominant players in the industry include:

Coffee-Focused AND Coffee Bean and Tea Operators: Allegro Coffee (Whole Foods), Caribou Coffee, Intelligentsia, Dark Matter Coffee, Blue Bottle Coffee, Dutch Bros Coffee, Nestlé, Peet's Coffee & Tea, Starbucks Coffee, Costa, La Colombe, JAB Holdings +24,000 independently owned coffee shops.

Kribi Coffee sources coffee directly from farmers, manages the shipment to its facilities, and uses an eco-friendly and sustainable method of roasting. Air roasting and distributing via an omni channel B2B and B2C/Ecommerce sales approach, from bean-farming to the roasting process, Kribi manages every vertical, coupling authenticity with increased profit margins. Air-roasted coffee delivers fresher, better-tasting coffee.

Sources:

* https://www.adroitmarketresearch.com/industry-reports/specialty-coffee-market).

https://www.worldcoffeeportal.com/Latest/News/2022/June/Atomo-receives-$40m-to-launch-synthetic-coffee-in

According to the National Coffee Association, "The popularity of specialty coffee is at a five-year high":

https://nationalcoffee.blog/2022/04/22/four-revealing-coffee-trends-you-need-to-know/

Current Stage and Roadmap

Having successfully launched two coffee shops and built a solid brand to promote the Company's innovative method of delivering freshly roasted coffee, Kribi is in the process of expanding its roasting production and packaging capabilities in order to meet the increased demand from other coffee shops, hospitality and upscale restaurants who are interested in private/white label coffee.

In order to further its brand awareness in the market, the Company plans to launch four more coffee shops as well as a mobile coffee-roasting food truck. Future expansion in retail will be accomplished through the development and implementation of a licensing and franchising model.

The Team

Officers and Directors

Name: Jacques E. Shalo

Jacques E. Shalo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO
  Dates of Service: January 08, 2019 - Present
  Responsibilities: Day-to-day operations and management. Jacques does not receive a compensation.

Other business experience in the past three years:

- **Employer:** Java Master International
  Title: President & CEO
  Dates of Service: February 01, 2016 - November 01, 2020
  Responsibilities: President & CEO

Name: David W. Hines

David W. Hines's current primary role is with Physician. David W. Hines currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President
  Dates of Service: January 08, 2019 - Present
  Responsibilities: Advisor. David does not receive a compensation.

Name: Kirbi Isaac

Kirbi Isaac's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: August 01, 2022 - Present
  Responsibilities: Day-to-day operating of the business with direct responsibility for store operations.

Other business experience in the past three years:

- **Employer:** ALDI
  Title: Director of National Buying

Dates of Service: January 01, 2020 - January 01, 2022
Responsibilities: Business Strategy, Organizational Development and Project Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Kribi Coffee Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the coffee or hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Kribi Coffee Company was formed on October 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kribi Coffee Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Coffee Price Volatility

Coffee is one of several traded commodities. As a result of coffee price volatility in the world market, Kribi Coffee is at risk if prices should surge suddenly as has been the case during COVID.https://nationalcoffee.blog/2016/02/23/why-are-coffee-prices-so-volatile/

Air Roasting Technology

It is quite plausible that larger competitors may find the barrier of entry to be low enough to develop similar technologies that can mimic Kribi Coffee's air roasting process.

Supply Chain Risks Around Coffee

Intense market competition, price volatility, and dramatic climatic instability are just three examples of challenges facing many coffee producers across the globe. The company is at risk as it sources raw green coffee directly from growers in Cameroon, other African countries and worldwide coffee regions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jacques E. Shalo	1,238,200	Common Stock	59.24%
David W. Hines	348,637	Common Stock	20.42%
David W. Hines	78,131	Convertible Note	

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 200,000 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 2,090,007 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

The total number of shares outstanding on a fully diluted basis, 2,090,007 shares, includes 1,953,277 shares of Common Stock and 136,730 shares of Convertible Notes (which may convert into Common Stock).

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,150,000.00
Maturity Date: July 06, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing, Sale of the Company or Conversion Upon Maturity

Material Rights

Automatic Conversion Upon Qualified Financing. Upon an equity financing (or a series of related equity financings) of the Company of at least $1.5 million (a "Qualified Financing"), outstanding principal and accrued interest under the Notes will automatically convert into the equity securities issued pursuant to the Qualified Financing at a unit price equal to the lesser of (i) 80% of the share price of the Qualified Financing or (ii) the quotient of $5,000,000 divided by the aggregate number of shares the Company's common stock outstanding as of immediately prior to the closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

Automatic Conversion Upon Sale of the Company. If a Qualified Financing has not occurred and, prior to the Maturity Date, the Company consummates a Sale of the Company, Noteholders will receive equity of the same type and on substantially the same terms and conditions as the third-party purchaser pursuant to the Sale of the Company, but with the price of equity discounted by 20% (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

"Sale of the Company" means (a) a sale by the Company of all or substantially all of its assets, (b) a merger of the Company with or into another entity (if after such merger the holders of a majority of the Company's voting securities immediately prior to the transaction do not hold a majority of the voting securities of the successor entity) or (c) the transfer of more than 50% of the Company's voting securities to a person or group.

Automatic Conversion Upon Maturity Date. If the Notes have not been previously converted pursuant to a Qualified Financing or Sale of the Company, then, effective upon the Maturity Date, outstanding principal and interest under the Notes shall automatically convert into the Company's common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $295,000.00
  Number of Securities Sold: 16,075
  Use of proceeds: Green coffee inventory, Sales & Marketing, Equipment and Working Capital
  Date: May 25, 2020
  Offering exemption relied upon: Equity

- **Type of security sold:** Convertible Note
  Final amount sold: $350,000.00
  Use of proceeds: Green Coffee acquisition, operations and new coffee shop lauch
  Date: July 08, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $437,627 compared to $1,114,966 in fiscal year 2021. The increase in sales can be attributed to significant growth of our wholesale business.

Cost of sales

The Cost of Sales for fiscal year 2020 was $220,336 compared to $548,596 in fiscal year

2021. In 2021, we acquired more green coffee inventory which resulted in a higher cost of sales.

Gross margins

Gross margins for fiscal year 2020 were $217,292 compared to $566,370 in fiscal year 2021. A significant increase in gross profits is in direct correlation to the rapid increase in revenue, mostly driven by an increase in our wholesale business.

Expenses

Expenses for fiscal year 2020 were $559,473 compared to $980,573 in fiscal year 2021. In line with previous years, the increase in expenses in 2021 versus 2020 is a result of the installation of more human resources in order to sustain the growth of production/revenue.

Historical results and cash flows:

The Company is currently in the growth/pre-production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because past cash was primarily generated through equity investments.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash-on-hand as of October 2022 is approximately $60,000. The company currently has a revolving line of credit with Old Second National Bank, for a total amount available of $250,000. This line of credit currently has an outstanding balance of $230,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our goal of scaling our brand and getting us to profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, 10% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year and 6 months. This is based on a current monthly burn rate of $30,000 for expenses related to salaries, inventory, and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $30,000 for expenses related to salaries, inventory, operations, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including identified investors for its convertible note, equity partners, and bank loans. These options may run concurrent with this raise.

Indebtedness

- **Creditor:** SBA EIDL
  Amount Owed: $82,500.00
  Interest Rate: 3.75%
  Maturity Date: May 28, 2050

- **Creditor:** Manaaki Foundation
  Amount Owed: $127,000.00
  Interest Rate: 1.5%
  Maturity Date: September 25, 2024
  4 equal principal payment is due every year starting in October 2022 through October of 2024 = $15,875/quarter.

- **Creditor:** Intuit Loans
  Amount Owed: $45,000.00
  Interest Rate: 12.0%
  Maturity Date: February 14, 2023
  Original loan was $65,000. $45,000 is the balance due.

- **Creditor:** Square Loans
  Amount Owed: $77,548.39
  Interest Rate: 19.75%
  Maturity Date: October 12, 2023
  Original Loan was $97,500

- **Creditor:** Paul Beckwith
  Amount Owed: $120,000.00
  Interest Rate: 10.0%
  Maturity Date: August 16, 2022
  Note holder is also an investor

- **Creditor:** Old Second Bank
  Amount Owed: $230,981.52
  Interest Rate: 6.25%
  Maturity Date: October 05, 2023

Related Party Transactions

- **Name of Entity:** Jacques Shalo
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On October 30, 2020, the Company entered into a business loan agreement with the shareholder, Jacques Shalo, in the amount of $77,181.83
  Material Terms: The loan bears an interest rate of 10% per annum and is due on October 29, 2023. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $77,182 and $110,747.

- **Name of Entity:** Jacques Shalo
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On February 14, 2022, the Company entered into a business loan agreement with the shareholder, Jacques Shalo, in the amount of $65,000.
  Material Terms: The loan bears an interest rate of 12% per annum and is due twelve months from the loan agreement date.

Valuation

Pre-Money Valuation: $10,450,035.00

Valuation Details:

The Company set its valuation internally, without a formal-third party independent evaluation.

Market Cap as a Multiple of EBITDA

Within the past thirteen years, there have been more than several mergers and acquisitions in the coffee industry. Some notable players include: Peet's Coffee & Tea, Starbucks, Keurig Green Mountain, JAB Holding Company, Nestlé, Coke, Blue Bottle, Diedrich Coffee and several others. Market Caps for these transactions were gleaned to range from 14.3X to 58X of EBITDA multiples.

Example #1: In 2009, with EBITDA of $5.0M, Market Cap for which Keurig Green Mountain acquired Diedrich Coffee was $290M = 58X.

Example #2: Subsequently, in 2016, JAB Holding Company, owner of Keurig Green Mountain – took the latter private for a Market Cap of $13.9B. With EBITDA of $969.6M, this was a 14.3X multiple.

Market Cap as a Multiple of Revenues

Similarly, in reviewing the revenue for the same transactions as described above in #1, Market Cap as a Multiple of Revenue ranged from 2.6X – 4.7X.

Example #1: Diedrich Coffee revenue for the same above transaction with a market cap of $290M – was $62.3M = 4.7X multiple.

Example #2: Market cap for JAB taking Keurig Green Mountain private was $13.9B. Revenue for Keurig Green Mountain was $4.5B = 3.1X multiple.

Kribi Coffee Cap Value Extrapolation using Industry Multiples

In calculating Kribi Coffee Cap Value, we referenced previous coffee industry benchmark, which has an EBITDA multiple of 29X, and using Kribi Coffee's actual EBITDA performance forecast for 2022 through 2024 ($700,000, $1,600,000 and $2,700,000 respectively). To deduce the Market Cap as a multiple of EBITDA for Kribi Coffee, we multiplied the company's EBITDA for the aforementioned years by the industry benchmark of 29X.

The results are: $20,300,000, $46,400,000 and $78,300,000 for the respective period of 2022 through 2024. The 4-year average (not 3) defines Kribi coffee's Cap Value at $36,250,000. We also referenced the average industry benchmark for Market Cap as a multiple of revenue which is 3.5X. Using an average of Kribi Coffee's actual revenue for 2021 ($1,197,052) + forecasted revenue for the periods of 2022, 2023 and 2024 ($2,800,000, $5,900,000 and $$9,600,000 respectively), multiplied by the industry average multiple of 3.5X we obtained: $4,189,682 for 2021 actual, $9,800,000 for 2022 forecast, $20,650,000 for 2023 forecast and $33,600,000 for 2024 forecast. We then averaged the sum of 2021 actual plus 2022, 2023 and 2024 forecasts to arrive at $17,059,921. The average of EBITDA for Kribi Coffee of $36,250,000 plus the average of revenue of $17,059,921 is $10,450,684. $26,654,964.

Summary of Valuation Methods

In conclusion, to derive Kribi Coffee's Cap Value, the company used coffee industry average multiples for EBITDA and revenue. These multiples are based on recent historical mergers and acquisitions by the coffee companies that are listed above. Based on this premise and historical precedence, Kribi Coffee's post-money valuation stands at approximately $26,654,964. For its pre-money valuation, the Company is opting to use a conservative rule: Expected price/share multiplied by the company's current diluted issued shares; $5 X 2,090,007 shares = $10,450,035.00

The total number of shares outstanding on a fully diluted basis, 2,090,007 shares, includes 1,953,277 shares of Common Stock and 136,730 shares of Convertible Notes (which may convert to Common Stock).

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Social Media Advertising and Engagement and Events

- *Company Employment*
  20.0%
  Senior management executive recruiting

- *Working Capital*
  20.0%
  Payroll and Day-to-day operationa

- *Inventory*
  30.0%
  Green coffee inventory

- *Research & Development*
  4.5%

Larger capacity roaster

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.kribicoffee.com (www.kribicoffee.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kribi-coffee-company

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kribi Coffee Company

[See attached]

KRIBI COFFEE COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

Index to Financial Statements

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Kribi Coffee Company
Oak Park, Illinois

We have reviewed the accompanying financial statements of Kribi Coffee Company (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 19, 2022
Los Angeles, California

KRIBI COFFEE COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	41,691	$	41,777
Acccounts Receivable, net		35,462		16,725
Inventory		279,514		65,102
Prepaids and Other Current Assets		122,336		133,580
Total Current Assets		479,003		257,184
Property and Equipment, net		456,214		360,020
Total Assets	$	935,217	$	617,204
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	215,492	$	126,375
Credit Cards		33,594		13,408
Current Portion of Loans and Notes		429,562		84,320
Line of Credit		40,000		40,000
Other Current Liabilities		28,376		8,643
Total Current Liabilities		747,024		272,746
Promissory Notes and Loans		358,910		435,698
Convertible Notes		125,000		-
Accrued Interest on Convertible Notes		2,412		-
Total Liabilities		1,233,346		708,444
STOCKHOLDERS EQUITY				
Common Stock		521,571		346,571
Retained Earnings/(Accumulated Deficit)		(819,701)		(437,811)
Total Stockholders' Equity		(298,129)		(91,240)
Total Liabilities and Stockholders' Equity	$	935,217	$	617,204

See accompanying notes to financial statements.

KRIBI COFFEE COMPANY
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 1,114,966	$ 437,627
Cost of Goods Sold	548,596	220,336
Gross profit	566,370	217,292
Operating expenses		
General and Administrative	959,607	436,248
Sales and Marketing	20,966	123,225
Total operating expenses	980,573	559,473
Operating Income/(Loss)	(414,202)	(342,181)
Interest Expense	76,984	20,279
Other Loss/(Income)	(109,297)	(9,816)
Income/(Loss) before provision for income taxes	(381,890)	(352,644)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (381,890)**	**$ (352,644)**

See accompanying notes to financial statements.

KRIBI COFFEE COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Members' Equity	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019		$ -	$ (85,167)	$ 25,000	$ (60,167)
Capital contribution				321,571	321,571
Conversion from LLC to Corporation	79,005	$ 346,571		(346,571)	-
Net income/(loss)			(352,644)		(352,644)
Balance—December 31, 2020	79,005	346,571	$ (437,811)		$ (91,240)
Capital contribution	12,262	175,000			175,000
Net income/(loss)			(381,890)		(381,890)
Balance—December 31, 2021	91,267	$ 521,571	$ (819,701)		$ (298,129)

See accompanying notes to financial statements.

KRIBI COFFEE COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(381,890)	$	(352,644)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		112,962		91,585
Changes in operating assets and liabilities:				
Acccounts receivable, net		(18,737)		(16,421)
Inventory		(214,412)		(63,602)
Prepaids and Other Current Assets		11,244		(125,969)
Accounts Payable		89,117		111,118
Credit Cards		20,186		7,997
Other Current Liabilities		19,733		4,153
Accrued Interest on Convertible Notes		2,412		
Net cash provided/(used) by operating activities		**(359,384)**		**(343,782)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(209,157)		(366,904)
Net cash provided/(used) in investing activities		**(209,157)**		**(366,904)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		175,000		321,571
Line of Credit		-		(40,000)
Borrowing on Promissory Notes and Loans		268,455		462,068
Borrowing on Convertible Notes		125,000		-
Net cash provided/(used) by financing activities		**568,455**		**743,639**
Change in Cash		(86)		32,953
Cash—beginning of year		41,777		8,825
Cash—end of year	$	**41,691**	$	**41,777**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	76,984	$	20,279
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Kribi Coffee Company was incorporated on January 8, 2019, in the state of Illinois as LLC. On September 22, 2020, the Company was converted from LLC into Corporation in the state of Illinois. The financial statements of Kribi Coffee Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oak Park, Illinois.

The Company imports green coffee beans, roasts them, and sells them through coffee shops, wholesalers, distributors, and ecommerce. The Company live-roasts the coffee in-store using a patented technology that results in fresher and better-tasting coffee. A customer can request that their coffee be roasted on the spot, or they can pick from a freshly roasted batch on the shelf. They operate similar to any coffee shop and offer ready to consume beverage, pastries and various food and snack items.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (First-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment & Softwa	3 years
Consigned Equipment	5 years
Furniture & Fixtures	7 years
Leasehold Improvements	15 years
Machinery & Equipment	5 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Kribi Coffee Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of coffee through coffee shops, wholesalers, distributors, and ecommerce.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $12,721 and $123,225, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	227,619	35,377
Roasters, Grinders & Other Equipment	51,895	29,725
Total Inventory	$ 279,514	$ 65,102

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Inventory	95,212	119,545
Prepaid expenses	27,124	14,034
Total Prepaids and Other Current Assets	$ 122,336	$ 133,580

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Liabilities	5,804	7,590
Payroll Liabilities	11,696	
Tax Payable	10,875	1,053
Total Other Current Liabilities	$ 28,376	$ 8,643

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020
Leased Assets	$	179,803	
Computer Equipment & Software		58,563	$	58,563
Consigned Equipment		99,000	99,000
Furniture & Fixtures		99,733	99,733
Leasehold Improvements		100,363	74,138
Machinery & Equipment		104,119	100,990
Vehicles		23,000	23,000
Property and Equipment, at Cost		664,580	455,423
Accumulated depreciation		(208,366)	(95,404)
Property and Equipment, Net	$	456,214	$	360,020

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $112,962 and $91,585, respectively.

KRIBI COFFEE COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 500,000 shares of Common Stock with no par value. As of December 31, 2021, 91,267 and December 31, 2020, 79,005 Common Stock have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
SBA Loan	$ 82,500	3.75%	5/28/2020	5/28/2050	$ 3,094	4,933.05	$ 4,824	$ 82,609	$ 87,433	$ -	$ -	$ -	$ 84,219	$ 84,219
Promissory Note -a certain lender	$ 77,182	10.00%	10/30/2020	10/29/2023	$ -	-	$ 77,182	$ -	$ 77,182	$ -	$ -	$ 35,945	$ 74,802	$ 110,747
Promissory Note - Manaaki	$ 127,000	1.50%	9/25/2020	9/25/2024	$ 1,905	2,411	$ -	$ 127,000	129,411	$ 506	$ 506		$ 127,000	$ 127,506
Loan Payable -Forest Park Bank	$ 48,375	3.25%	6/5/2020	4/5/2021	$ -	-	$ 48,375		$ -	$ 900	$ 900	$ 48,375		$ 48,375
Purchase of Business Agreement -Paris Best Cookwar	$ 114,000	5.00%	10/12/2020	10/12/2022	$ -	-	$ 48,879	$ -	$ (1,400)	$ 1,249	$ 1,249		$ 104,926	$ 1,249
PPP loan -1st tranche	$ 44,750	1.00%	5/12/2020	Forgiven	$ -	-	$ -	$ -	$ -	$ -	$ -		$ 44,750	$ 44,750
Promissory Note- a certain lender	$ 120,000	10.00%	8/17/2021	8/16/2022	$ 6,113	6,113	$ 126,113	$ -	$ 126,113	$ -	$ -	$ -	$ -	$ -
Loan Payable - Beavers (Affy Tapple)	$ 50,000	15.00%	5/13/2021	12/31/2021	$ 4,543	4,543	$ 54,543	$ -	$ 54,543	$ -	$ -	$ -	$ -	$ -
Equipment finance agreement- Fundbox 3	$ 28,823		10/15/2021	04/06/82022				$ 16,294						
Loan payable -Kapitus LLC	$ 65,000		4/1/2021	4/1/2022			$ 14,519							
Loan Payable - Blue Bridge 2	$ 59,389		10/5/2021	10/5/2025			$ 16,680	$ 40,410	$ 57,090	$ -	$ -	$ -	$ -	$ -
Equipment finance agreement- Blue Bridge	$ 40,390		5/13/2021	5/13/2025			$ 14,388	$ 21,160	$ 35,548	$ -	$ -	$ -	$ -	$ -
Loan Payable - Financial Pacific	$ 44,105		9/23/2021	9/23/2025				$ 25,251						
Loan Payable -Priority Capital	$ 58,032		11/17/2021	11/17/2025			$ 14,508	$ 29,559	$ 44,067					
Loan Payable - Priority Capital Funding	$ 38,224		5/12/2021	5/12/2025			$ 9,552	$ 16,628	$ 26,180					
Total					**$ 4,999**	**$ 7,344**	**$ 429,562**	**$ 358,910**	**$ 292,626**	**$ 2,656**	**$ 2,656**	**$ 84,320**	**$ 435,698**	**$ 416,847**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 429,562
2023	4,824
2024	131,824
2025	4,824
2026	4,824
Thereafter	212,614
Total	**$ 788,472**

Line of Credit

The Company entered into a Line of Credit agreement with during fiscal year 2020. The credit facility size $50,000. The interest rate is 3.25% per annum. The total outstanding balance as of December 31, 2021, and December 31, 2020 was $40,000 and $40,000, respectively. The entire balance is classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note- a certain lender	$ 25,000	6.00%	07/21/2021	07/21/2023	670	670	-	25,000	25,670					
2021 Convertible Note- a certain lender	$ 100,000	6.00%	09/16/2021	09/16/2023	1,742	1,742		100,000	101,742					
Total	$ -				$ 2,412	$ 2,412	$ -	$ 125,000	$ 127,412	$ -	$ -	$ -	$ -	$ 35,000

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is equal to the lesser of (a) 80% of the lowest per-interest selling price at which Conversion Interests are or have been issued in the Qualified Financing as of the date of the conversion of this Note into such Conversion Interests, or (b) the quotient of $5,000,000 divided by the aggregate number of shares of Common Stock outstanding as of immediately prior to the Qualified Financing Closing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (95,517)	$ (60,602)
Valuation Allowance	95,517	60,602
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (156,119)	$ (60,602)
Valuation Allowance	156,119	60,602
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $511,864, and the Company had state net operating loss ("NOL") carryforwards of approximately $511,864. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On October 30, 2020, the Company entered into a business loan agreement with the shareholder, Jacques Shalo, in the amount of $77,181.83. The loan bears an interest rate of 10% per annum and is due on October 29, 2023. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $77,182 and $110,747.

On February 14, 2022, the Company entered into a business loan agreement with the shareholder, Jacques Shalo, in the amount of $65,000. The loan bears an interest rate of 12% per annum and is due twelve months from the loan agreement date.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 24, 2020, the Company entered into retail sublease agreement with Sachem Building LLC to rent premises in Oak Park Illinois. The monthly rent is $1,700 and ends sixty months from the lease agreement. On October 21, 2021, the Company entered into commercial lease agreement with DWH 7324 Oak Park LLC to rent premises. The monthly rent is $3,563 and the lease ends on October 1, 2024.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	63,144
2023		64,644
2024		59,320
2025		25,200
Thereafter		27,600
Total future minimum operating lease payments	$	239,908

Rent expenses were in the amount of $90,149 and $46,093, as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 19, 2022, which is the date the financial statements were available to be issued.

On March 1, 2022, the Company entered into a capitalize VC agreement in the amount of $50,000. The maturity date is set to September 1, 2027, and redemption date starts six months after the purchase date.

On May 19, 2022, the Company issued 2,724 shares of Common Stock in the amount of $50,000.

The Company has been in construction of a second coffee shop located in Oak Park, IL, which is planned to be open by 10/15/2022.

During 2022, the Company received additional loans in the aggregate amount of $380,660 from the various lenders.

In July 2022, the Company issued additional convertible notes in the amount of $125,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $414,202, an operating cash flow loss of $359,384, and liquid assets in cash of $41,691, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Kribi Coffee Company
Sustainably Conscious Farm-to-Cup Coffee

Website   Oak Park, IL   FOOD & BEVERAGE

Kribi Coffee Air Roastery is a growing coffee business operating locally in the Chicago area, while also serving the global community at large. Our fresh coffee concept combines the use of ethically-sourced green coffee beans, with a proprietary technique of air-roasting the raw beans in-house, on-demand.

$0.00 raised ⓘ

0	$10.5M
Investors	Valuation
$5.00	$500.00
Price per Share	Min. Investment
Common	Equity
Shares Offered	Offering Type
$1M	Reg CF
Offering Max	Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

● Utilizing patented air-roasting technology, Kribi Coffee Air Roastery is able to offer consumers and connoisseurs something new – a cup of coffee that is authentically farm fresh, distinctly flavorful, and uniquely experiential.

● Throughout the world, coffee is one of the largest traded commodities. In particular, the global market for specialty coffee is at a five year high with a market share slated to reach over $117.89 billion by 2028.*

● With a threefold growth strategy that includes retail shops, wholesale, and eCommerce, we believe Kribi Coffee Air Roastery is moving quickly to corner valuable market share in the coffee industry, while also upholding a global social mission of achieving fair trade collaboration, community outreach, and environmental sustainability.

*Market information provided by the National Coffee Association and Adroit Market Research (source, source)

Fueling Social Change One Cup of Coffee At a Time

designed **to empower**.

Each cup of our specialty coffee starts with raw green coffee beans, **grown by a collective of independent farms** in Cameroon, Democratic Republic of the Congo, Ethiopia, Rwanda, Kenya, Indonesia, Colombia, and Costa Rica - some of which are **women-owned and operated**, with many being organic.



Ethically-sourced green coffee beans from independent farms

Serving customers the experience of carefully crafted coffee, made to order, and freshly roasted on the spot ——

Kribi Coffee utilizes **a unique eco-friendly roasting process** – known as **air roasting** (or fluid-bed roasting) – at our **retail locations**, serving customers the experience of freshly crafted coffee, made to order, and roasted on the spot. Beyond



$0.00 raised ⓘ

0	$10.5M
Investors	Valuation


kribi coffee
AIR ROASTERY

Website   Oak Park, IL   FOOD & BEVERAGE

Kribi Coffee Air Roastery is a growing coffee business operating locally in the Chicago area, while also serving the global community at large. Our fresh coffee concept combines the use of ethically-sourced green coffee beans, with a proprietary technique of air-roasting the raw beans in-house, on-demand.

$5.00 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Raw green coffee beans are alchemized into the brown, brewable beans we all know and love during **the roasting process**. The most common roasting method used worldwide is **drum-roasting** – a technique that works by tumbling beans continuously in a heated drum until the moisture is removed and the oils contained within are unlocked.

The downside to drum-roasting lies with the outer layer of the coffee bean, the chaff. As the coffee is roasted and this chaff falls off, it remains in the drum with the rest of the beans. **This thin byproduct is far more susceptible to heat** than the coffee beans themselves, resulting in charring as the drum continues to receive heat and **which infuses the coffee with a burnt or bitter taste.** (source)


The predominant method of drum-roasting coffee beans
Infuses the coffee with flavor notes that taste bitter or even burnt

(source)

Because coffee begins to oxidize immediately after roasting, it has a **short shelf life** and the quality quickly becomes compromised - often even before it arrives at the stores where it's sold. As a result, most consumers have never actually experienced the enjoyment of drinking fresh, clean-roasted coffee.

THE SOLUTION

Fresh, Quality Coffee Air-Roasted On-Site and On-Demand

At Kribi Coffee Air Roastery, our coffee beans are **sourced globally via our partnerships with local farmers in each region** which allow us to implement sustainable agricultural practices, better working conditions, and quality-of-life improvements for these communities. We are seeking to solve the issue of unfair compensation by controlling each step of the supply chain in order to pay our farmers significantly more than large corporations.


Using hot air, the chaff of the coffee beans is lifted out of the roaster
Our coffee beans are sourced globally from local, regional farmers

We also make all of our coffee using the alternative method of **air-roasting**, which entails **roasting green coffee beans in a heated vortex that carries away the lightweight chaff**, eliminating any byproduct that may influence the final product.





All of our coffee is **roasted in-house, in small batches**, so that customers can witness the process live, enjoy a cup of coffee at **peak freshness**, and taste the difference for themselves - all within 10 minutes!

THE MARKET

The Coffee Industry Craves Innovation

According to industry reports, the **market share for specialty coffee shops** is expected **to increase by $68B** between 2021 and 2026, with an accelerating growth of 13.02% CAGR. While coffee consumption continues to increase, the industry is still lacking methods that personalize production and customize the delivery of specialty coffee.


The market share for specialty coffee shops is expected to increase by
$68.59 billion
between 2021 and 2026
13.02% CAGR
mount oku

(source)

Kribi Coffee Air Roastery believes that by providing the elevated experience of farm-to-cup fresh coffee, we have tapped into **a unique niche** within an ever-growing market. Combined with our commitment to **supporting social change and sustainability initiatives**, we believe we are setting ourselves apart from other coffee companies every day. We're contributing to the **conversations that matter** to our customers and ourselves.

OUR TRACTION

Generating a Buzz for Better Coffee

Since launching, Kribi Coffee Air Roastery has been able to successfully grow revenue across multiple avenues. In 2021, we achieved **$1.1 million in revenue with *zero advertising!*** Ranked one of the **10 Best Coffee Shops in Chicago** by Modern Luxury Magazine, our retail storefront has **a strong and loyal customer base**. Meanwhile, the **wholesale** aspect of the business **has grown exponentially** and is driven largely by enthusiastic word-of-mouth. Currently, 37% of our revenue comes from our wholesale business, which is set to scale rapidly.


$1.1 MILLION in 2021 Revenue with ZERO ADVERTISING
Ranked one of the 10 Best Coffee Shops in Chicago by Modern Luxury Magazine
Strong and loyal customer base
Growing Wholesale Business
Currently accounts for 37% of revenue
kribi coffee
AIR ROASTERY

Since the beginning, Kribi Coffee has caught the attention of **Starbucks Co-Founder Zev Siegl**, who currently acts as an **advisor** and **pro-bono mentor** to the brand.

Current plans for expansion include opening more storefronts, the completion of a scaled eCommerce site, and development of the brand's own smartphone app, so that even more consumers can purchase Kribi Coffee products nationwide.

WHY INVEST

A Bright and Bold Vision for the Future

Having already established ourselves as a strong competitor within the coffee industry, **Kribi Coffee Air Roastery is ready to do more and give more**. Besides bringing the world a better cup of coffee, our vision is to **empower** even more farming cooperatives and small growers around the world, with a focus on African communities.



Kribi Coffee is ready to do more and give more
Our vision is to empower even more farming cooperatives and small growers around the world, with a focus on African communities.
kribi coffee
AIR ROASTERS

With additional working capital for inventory, sales, marketing, facilities, and technology, we can continue our practices of providing farmers with higher wages and implementing more sustainable coffee production methods. We hope you'll consider joining our global mission by investing in Kribi Coffee Air Roastery today.





February 2016

Java Master™ patent for air roasters obtained by Jacques Shalo.

Foundation for Kribi Coffee Air Roastery established.

January 2019 - April 2019

Kribi Coffee formed to bring the concept and vision directly to consumers.

Zev Siegl, Starbucks Founder, guides Jacques Shalo to acquire a coffee shop. Upon installing air roaster, five months later, the company doubled sales.

June/July of 2020

Mural, BLM Blend and Intro of Cameroonian Mt. Oku Coffee

Jeremiah Shalo transforms brand to Kribi Coffee.

November/December 2020

Full transition to Kribi Coffee Air Roastery

Kribi Coffee establishes brand and launches wholesale warehouse.

February - May 2021

Awards

Named One of the 10 best coffee shops in Chicago + Illinois Tourism Award.

July/August 2022

2021 Revenue: $1.1M. YTD 08/30/2022: $1.2M

Launched: Ecommerce Site, App, New Bags, Branded Cold Cups, K-Pods, Cold Brew Growlers.

October 2022

Launched on StartEngine

Now YOU can own a part of our company!

January 2023

Launch Franchise Program

Kribi Coffee will start to offer franchise opportunities.

In the Press





CS

ABC7 CHICAGO

5 CHICAGO

Meet Our Team



Jacques E. Shalo

President/CEO

Born and raised in a coffee farm in Cameroon, Shalo has 30+ years in the coffee business. After 20+ years of executive management experiences at Salesforce.com, Oracle and IBM, Shalo founded Java Master International in 2016. The latter is the patent holder of the Java Master™ Air Roasters. Shalo is a serial entrepreneur and currently serves as President/CEO of Kribi Coffee Company.





Amir Semsarieh

Vice President of Warehouse Operations

With 11+ years coffee experience, Amir has served as an owner-operator of several coffee shops. Prior to that Amir lead the introduction and management of Italian coffee company - Filicori-Zuchinni Coffee in the US.

Amir currently manages Kribi Coffee's wholesale, roasting, packaging and coffee and equipment services.





Jeremiah Shalo

Brand Strategist & Designer

Jeremiah is an independent illustrator and graphic designer based in Chicago. His illustration style is graphic, humorous, and colorfully bold.

Jeremiah has designed for major beverage companies including Goose Island Brewery.

He is responsible for the design and branding elements that make Kribi Coffee what it is today.





Anne Shalo

Vice President of Operations - Kribi Coffee UK

Anne Shalo has 10+ years experience in high end retail at Lululemon Apparel, SoulCycle and several other boutique firms. A certified barista, she has held positions at upscale restaurants in the Netherlands. Previously she served in an admin and digital marketing role at Java Master International. With a small team of 4, she is currently responsible for day-to-day warehouse operations, sales, customer service and digital marketing for Kribi Coffee UK.





David W. Hines
Executive Vice President
Dr. David W. Hines is an infectious disease specialist in Chicago, Illinois and is affiliated with multiple hospitals in the area, including Advocate Illinois Masonic Medical Center and Advocate Good Shepherd Hospital. He received his medical degree from Rush Medical College of Rush University Medical Center and has been in practice for more than 20 years. A serial entrepreneur, Dr. Hines has invested and served on the board of Java Master for the past 5 years.

Dr. Hines serves an investor, dirtector and advisor at Kribi Coffee Company.



Zev Siegl
Advisor
A Founding Partner of Starbucks Coffee Company. Passionate about enabling entrepreneurs and business owners succeed. Globally recognized business keynote speaker, consultant, and business start up advisor.

Zev has served as a pro-bono advisor to Kribi Coffee Company since its inception in 2019.





Abbey Brumfiel
Executive Director - Store Operations
Abbey comes to Kribi Coffee with 4 solid years at Dutch Bros Coffee where she served as shift manager. In this role, Abbey trained and mentored baristas and set standards for customer service. Abbey was an integral member of a team that had the responsibility for the opening of 2 new stores.

At Kribi Coffee, Abbey oversees operations at the Forest Park, IL location as well as the opening of the company's new location in Oak Park, IL.



Alex Haussmann
Vice President of Business Development
Innovative and persistent business professional with experience driving financial success and exceeding corporate objectives by fostering relationships, developing new business partnerships, identifying market trends, launching products, and developing programs. Cross-functional expertise and proven strengths in: strategic planning and account management. Previous to Kribi Coffee, Alex served in new business development roles at Starbucks and Nestlé





Kirbi Isaac
Chief Operating Officer
Kirbi is an executive level program and



Ron Leskiw
Consultant
Ron comes to Kribi Coffee with 45 years of



Kyle Abongnwi
Coffee Quality Assurance Manager
Kyle Abongnwi is an experienced business

Kirbi is an executive level program and project manager with almost 11 years' experience in retail management. She is an innovator who has been at the forefront of leadership development and operations management resulting in business growth and method improvement. She is a critical thinker and change agent able to integrate strategy and tactics within the organization and external stakeholders. With expertise in project management, she oversees strategic business initiatives from ideation to implementation.

Prior to working for Kribi, Kirbi worked as a National Buyer for one of the nation's leading retail grocers, ALDI, Inc.



Ron comes to Kribi Coffee with 45 years of retail and wholesale strategic positioning for major retail customers. His experience in the coffee industry includes management of sales and marketing teams for Folger's Coffee Brands outside of the grocery sectors. This included the establishment of a service component for the installation, care and maintenance of coffee brewing equipment. Worked with customers to manage the pricing of a volatile commodity by taking contract pricing positions to stabilize costs.

As a serial entrepreneur, he assumed ownership of the ConAgra/Orville Redenbacher popcorn production facility in Valparaiso, IN. His experience includes manufacturing processes for food and beverage standards and certification.

Kyle Abongnwi is an experienced business development specialist with 10 years of experience in the food and beverage industry, with a concentration in specialty coffee. Kyle is currently responsible for managing all aspects of Kribi Coffee Farm Collaborative operations and quality assurance, leading the charge in increasing productivity and improving employee morale. He has also performed in a wide variety of roles including retail/wholesale management and technical training. Kyle is passionate about producing quality coffee that meets world specialty coffee standards.

Offering Summary

Company	:	Kribi Coffee Company
Corporate Address	:	536 N. Oak Park Avenue, Oak Park, IL 60302
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,000,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	200,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$10,450,035.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $500 within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest $500 within the first 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest $300 within the first 7 days and receive 5% bonus shares

Amount-Based:

$500+ | Bronze Investor

Invest $500+ and receive a free bag of Mount Oku coffee

$1,000+ | Silver Investor

Invest $1,000+ and receive 5% discount on products or merchandise bought on the website (ONE TIME) + (1) free bag of Mount Oku coffee

$2,500+ | Gold Investor

Invest $2,500+ and receive 10% discount on products or merchandise bought on the website (ONE TIME) + (2) free bags of Mount Oku coffee

$5,000+ | Platinum Investor

Invest $5,000+ and receive 10% discount on products or merchandise bought on the website (ONE TIME) + (3) free bags of Mount Oku coffee + 5% bonus shares

$10,000+ | Diamond Investor

Invest $10,000+ and receive 20% discount on products or merchandise bought on the website (ONE TIME) + Investor's Goodie Bag (5 items) + 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kribi Coffee Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $105.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $10,518. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Privacy - Terms

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jacques: Coffee is the most popular drink in the world, with over 2 billion cups being consumed daily.

But most of it tastes bitter- why settle for that?

Jacques: I'm Jacques, founder of Kribi Coffee Air Roastery. We use a patented air roasting technology which results in a fresher, better-tasting coffee.

When you try it, you'll understand why, in 2021, we achieved $1.1 million in revenue with zero advertising!

Zev: Since Starbucks roasted its first batch of coffee beans 50 years ago, thousands of coffee companies around the world have profitably established themselves. Lots of them mimic Starbucks; Kribi does not. We believe Kribi Coffee is an innovator. Kribi differentiates their brand and made it a magnet for local direct-to-consumer sales of beverage and beans. Kribi has also now positioned itself to become a factor on the shelves of grocery stores. I think Kribi has a future.

Jacques: Coffee is my passion. I was born on our family coffee farm in Cameroon and my experiences have made two problems clear to me...

Jacques: One, that the majority of coffee bean farmers are vastly underpaid.

At Kribi Coffee, we are seeking to solve this by controlling each step of the supply chain - so we can pay our farmers significantly more than large corporations.

Jacques: The second problem is that the prevailing method of roasting coffee is through the drum roasting method, which results in bitter-tasting coffee.

Amir: We solve this through our unique air-roasting process. In-store, customers can observe this process, and through the evocative smells of their chosen coffee beans, get a sense of their origins!

This authentic experience has earned our Chicago-based store a loyal customer following - and we have plans to franchise outlets.

Jeremiah: But we are more than just a roastery. 37% of our revenue comes from our wholesale business, which is set to scale rapidly with a full advertising strategy behind it.

Jacques: We're brewing up new ways to expand every day, and we believe now is the time for you to hop on board: not only will you help fuel our growth. You'll also be giving the world the superior taste of our air-roasted coffee. Invest with us today, on StartEngine.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.